UNITED STATES
              	SECURITIES AND EXCHANGE COMMISSION
                    	Washington, D.C.  20549



                          	SCHEDULE 13D
                         	(Rule 13d-101)

              	INFORMATION TO BE INCLUDED IN STATEMENTS
           	FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
        	      THERETO FILED PURSUANT TO RULE 13d-2(a)
                          	(Amendment No. 1)*

                         nSTor Technologies, Inc.
                            (Name of Issuer)

                       Common Stock, $.05 par value
                      (Title of Class of Securities)

                               67018N 10 8
                              (CUSIP Number)


Herbert Gimelstob, 2300 N.W. Corporate Blvd., Suite 222, Boca Raton, FL 33431
                              (561) 997-8880
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                             February 8 , 2000
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 	SCHEDULE 13D

CUSIP No. 67018N 10 8                                       Page 2 of 6 Pages



1. NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

     HERBERT GIMELSTOB


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)__

   	(b)__


3. SEC USE ONLY


4. SOURCE OF FUNDS

     N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) __

6. CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.


Number of       7.  SOLE VOTING POWER
Shares              1,727,320
Beneficially
Owned by        8.  SHARED VOTING POWER
Each                -0-
Reporting
Person          9.  SOLE DISPOSITIVE POWER
With                1,727,320

               10.  SHARED DISPOSITIVE POWER
                    -0-


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,727,320


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES __

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.1%

14. TYPE OF REPORTING PERSON

      IN

                             SCHEDULE 13D
                                                           	Page 3 of 6 Pages

Item 1.	Security and Issuer.

        This Statement on Schedule 13D relates to the shares of Common Stock, par value $.05 per share (the "Common Stock"), of nStor Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 10140 Mesa Rim Road, San Diego, California 92121.

Item 2. Identity and Background.

        a.  Name:  Herbert Gimelstob

        b.  Business address:  2300 N. W. Corporate Blvd., Suite 222,
                               Boca Raton, Florida 33431

        c. Present principal occupation: Real Estate Developer / Investor Name and address of corporation business is primarily conducted through: Gimelstob Enterprises, Inc., 2300 N. W. Corporate Blvd.,
                      Suite 222, Boca Raton, Florida, 33431

        d.  Convictions within the last five years:  None

        e.  Proceedings and judgments/decrees/orders within the last five years:
                      None

        f.  Citizenship:  U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

         Source of funds:  N/A
         Amount of funds:  N/A

Item 4.  Purpose of Transaction.

         Purpose of disposition of securities of the issuer:
                Realize investment gain

         a.	On December 16, 1999, pursuant to a Subscription Agreement of that date, reporting person was issued 626,154 shares of the Common Stock by the Company in exchange for the cancellation of promissory notes previously executed by the Company in favor of reporting person having a total outstanding principal balance of $1,850,000.00. Pursuant to the Subscription Agreement, the Company has agreed to guarantee reporting person against loss through the close of business on the twentieth (20th) trading day after the effective date of the Registration Statement registering said shares or some later date as agreed to by the parties. The shares sold which caused the filing of this Amendment were part of said 626,154 shares. Reporting person plans to dispose of some or all of the balance of said 626,154 shares of Common Stock within the above described guarantee period. Moreover, as an investor, reporting person reviews from time to time the performance of all of his investments, including but not limited to the securities of the Company, and may in the future acquire additional securities of the Company or dispose of some of the securities of the Company.

         b. None

         c. None

         d. None

                                   SCHEDULE D
                                                             Page 3 of 6 Pages
         e. None

         f. None

         g. None

         h. None

         i. None

         j. None

Item 5.  Interest in Securities of the Issuer.

         a. Aggregate number of the class of securities beneficially owned:

         1,727,320
         Percentage of the class of securities beneficially owned: 6.1%

         b. Reporting person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of all of the 1,727,320 shares beneficially owned.

         c. Transactions within the past sixty days are as follows:

            1. On December 8, 1999, Herbert Gimelstob sold 141,800 shares of the Common Stock on the open market through his broker, Fidelity Investments, for $3.125 per share.

            2. On December 16, 1999, pursuant to a Subscription Agreement of that date, Herbert Gimelstob was issued 626,154 shares of the Common Stock by the Company in exchange for the cancellation of promissory notes previously executed by the Company in favor of Herbert Gimelstob having a total outstanding principal balance of $1,850,000.00. The exchange price was $2.95 per share.

            3. On January 19, 2000, Herbert Gimelstob sold 35,000 shares of the Common Stock on the open market through his broker, Fidelity Invest-ments, for $4.00 per share.

            4. On Janauary 21, 2000, Herbert Gimelstob sold 35,000 shares of the Common Stock on the open market through his broker, Fidelity Invest-ments, for $4.50 per share.

            5. On January 24, 2000, Herbert Gimelstob charitably gifted 100,000 shares of the Common Stock to The Herbert Gimelstob Fmaily Charitable Foundation, Inc., EIN 65-0797667.

            6. On January 24, 2000, Herbert Gimelstob sold 35,000 shares of the Common Stock on the open market through his broker, Fidelity Invest-ments, for $6.25 per share.

            7. On January 24, 2000, Herbert Gimelstob sold 35,000 shares of the Common Stock on the open market through his broker, Fidelity Invest-ments, for $5.75 per share.

            8. On January 24, 2000, Herbert Gimelstob sold 35,000 shares of the Common Stock on the open market through his broker, Fidelity Invest-ments, for $5.00 per share.

                                     	SCHEDULE 13D
                                                            	Page 5 of 6 Pages

            9. On January 27, 2000, Herbert Gimelstob sold 16,667 shares of the
            Common Stock on the	open market through his broker, Fidelity Invest-
            ments, for $5.00 per share.

            10. On January 28, 2000, Herbert Gimelstob sold 70,000 shares of the Common Stock on the open market through his broker, Fidelity Invest-ments, for $5.00 per share.

            11. On January 28, 2000, Herbert Gimelstob sold 55,000 shares of the Common Stock on the open market through his broker, Fidelity Invest-ments, for $5.00 per share.

            12. On February 8, 2000, Herbert Gimelstob sold 113,500 shares of
            the Common Stock on	the open market through his broker, Comerica
            Bank, for $4.50 per share. (Event triggering reporting requirement).

            13. On February 10, 2000, Herbert Gimelstob sold 13,000 shares of
            the Common Stock on	the open market through his broker, Comerica
            Bank, for $4.50 per share.

            14. On February 11, 2000, Herbert Gimelstob sold 3,000 shares of
            the Common Stock on	the open market through his broker, Comerica
            Bank, for $4.25 per share.

            15. On February 14, 2000, Herbert Gimelstob sold 155,900 shares of the Common Stock on the open market through his broker, Comerica Bank, for $4.0012 per share.

            16. On February 15, 2000, Herbert Gimelstob sold 6,000 shares of
            the Common Stock on	the open market through his broker, Comerica
            Bank, for $4.00 per share.

            17. On February 16, 2000, Herbert Gimelstob sold 17,500 shares of
            the Common Stock on	the open market through his broker, Comerica
            Bank, for $3.75 per share.

            18. On February 17, 2000, Herbert Gimelstob sold 50,000 shares of
            the Common Stock on	the open market through his broker, Comerica
            Bank, for $3.5625 per share.

            19. On February 18, 2000, Herbert Gimelstob sold 100,000 shares of the Common Stock on the open market through his broker, Comerica Bank, for $3.7863 per share.

            20. On February 18, 2000, Herbert Gimelstob sold 6,600 shares of the Common Stock on the open market through his broker, Comerica Bank, for $3.9602 per share.


         d. Other persons with rights in the securities: None.

         e. The date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:
            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         None.

                               	SCHEDULE 13D
                                                           	Page 6 of 6 Pages


Item 7.	Material to be Filed as Exhibits:  None.

        Exhibit No.:  N/A



                                 SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 22, 2000

                                                     /S/Herbert Gimelstob
                                                     _____________________
                                                     Herbert Gimelstob